Via Facsimile and U.S. Mail
Mail Stop 6010

May 23, 2008

C. Robert Quint
Executive Vice President and Chief Financial Officer
Radian Group Inc.
1601 Market Street
Philadelphia, PA 19103

Re: Radian Group Inc
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 14, 2008
File Number: 001-11356

Dear Mr. Quint:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

A. Mortgage Insurance (Defaults and Claims), page 32

1. Please disclose why you believe that you will not experience claim payments on some of the defaulted loans in your Pool Insurance portfolio.

B. Financial Guaranty (Defaults and Claims), page 35

2. Please disclose the net par amount for the transaction in which you insure
   mortgage-backed securities in which you are obligated to pay principal. Please
   also disclose what percentage of these securities is in default.

C-BASS, page 92

3. Please tell us how you determined that no impairment of the $50 million loan
   receivable from C-BASS had occurred at September 30, 2007, given the various
   events disclosed which resulted in the write-off of the entire carrying value of
   your investment in C-BASS at September 30, 2007.

4. You disclose on page 74 that you expect to file an amendment to your Form 10-K
   as soon as practicable to provide the financial statements of C-BASS for the year
   ended December 31, 2007. Please advise us as to the current status of this
   amendment.

Mortgage Insurance
NIMS, page 97

5. Please revise to disclose how you are accounting for the repurchases of the NIMS
   bonds that you insure. Please disclose the amount of bonds repurchased during
   each period, the effects of the repurchases on your financial statements, and the
   specific accounting literature on which your conclusion is based.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies
Reserve for Losses, page 141

6. Please revise your disclosure regarding the estimate of your Mortgage Insurance
   loss and LAE reserves to discuss:
   - How the model specifically differentiates between prime and other
     products.
   - The specific actuarial projection methodologies used and the key
     assumptions that affect the methodologies.
   - How your key assumptions have changed historically over the periods
     presented.
   - The current industry trends and how those trends have affected your
     current assumptions.

Derivative Instruments and Hedging Activity, page 144

7. Please revise to disclose how you determine the fair value of your credit default swap guarantees.

Notes to Consolidated Financial Statements
Note 3. Investments, page 179

8. Please revise to disclose the portion of your investment portfolio that is insured by monoline insurance companies, including the credit ratings for these investments with and without the guarantee. In addition, please disclose the exposure to guarantor default including any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Note 2 – Fair Value of Financial Instruments, page 6

9. You disclose that the use of different market assumptions and/or estimation methodologies may have a significant effect on the estimated fair value amounts of derivative assets and liabilities. Please revise to discuss how your internal models calculate fair value for each significant type of derivative asset and liability, and to provide a more robust disclosure of the various inputs and assumptions used in the respective models. Please discuss how you factored in market credit spreads, default probabilities, default timing, recovery rates, collateral value and any other significant items in your inputs and assumptions. Please also quantify the impact that reasonably likely changes in the key assumptions used would have on the financial statements.

10. You disclose on page 12 that the fair value of your derivative liabilities was reduced by $2.1 billion due to the incorporation of your non-performance risk into your fair value measurements as required by SFAS 157. You also disclose on page 33 that the $316 million carrying value of your total net liabilities relating to NIMS is less than your total expected credit losses due to the incorporation of the market's perception of your non-performance risk. Please revise your disclosure to quantify the differences between the recorded fair value of your derivative assets and liabilities and the actual amounts you currently expect to realize upon settlement or maturity, along with the basis for your views.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant